555 IH 35 South, Suite 500 – New Braunfels, Texas 78130 – (830) 302-5200

January 11, 2016

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3561
Attn: Lisa M. Kohl, Legal Branch Chief

Re:          Rush Enterprises, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014 Filed March 2, 2015

File No. 000-20797

Dear Ms. Kohl:

On behalf of Rush Enterprises, Inc. (the “Company”), set forth below are the Company’s responses to comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated December 30, 2015 to W.M. “Rusty” Rush, President and Chief Executive Officer of the Company, regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2014 Filed March 2, 2015 (the “Form 10-K”). For your convenience, the text of the Staff’s comments is set forth below in bold followed by the Company’s responses.

Item 1A. Risk Factors

Risks Related to Our Business

We are dependent upon PACCAR for the supply of Peterbilt trucks and parts, the sale of which generates the majority of our revenues, page 15

1.

We note that your sales and service relationships with Peterbilt represent a significant portion of your revenues. We also note your risk factor indicating that contracts with Peterbilt have begun to expire and will continue to do so throughout 2017. Please tell us the significance of these expiring contracts and their impact on your operations. Also, please tell us management’s expectations for renewal and any efforts to mitigate the disclosed risks. In future filings, please include these expectations and efforts.

Response:

The Company currently operates 120 commercial vehicle dealerships in twenty-one states. Forty-eight of these dealerships in nine states have entered into fifteen separate dealer agreements with PACCAR (the “Dealer Agreements”), which authorize the Company and certain of its subsidiaries to act as a dealer of new Peterbilt commercial vehicles and parts and provide warranty service on Peterbilt commercial vehicles.

U.S. Securities and Exchange Commission
Division of Corporate Finance

January 11, 2016

For the first nine months of 2015 and for fiscal years 2014 and 2013, 35.9%, 38.5% and 38.5% of the Company’s total revenues, respectively, were attributable to the sales of new Peterbilt commercial vehicles, which were made possible by the Dealer Agreements. These amounts do not include significant revenues attributable to the sales of Peterbilt parts and the provision of warranty service on Peterbilt commercial vehicles, which are also made possible by the Dealer Agreements. Accordingly, if all or a portion of the Dealer Agreements expired without being renewed, this would have a material adverse effect on the Company’s operations.

Management expects that, consistent with decades of past practice, each of the Dealer Agreements will be renewed before their respective termination dates, provided that the Company does not breach any of the material terms of the agreements. Each Dealer Agreement has a three (3) year term. With respect to the Dealer Agreements that were set to expire in 2015, all six were extended to 2018. There are six Dealer Agreements that expire in 2016 and three that expire in 2017.

Management attempts to mitigate the risk that Peterbilt would not renew the Dealer Agreements by providing superior representation of the Peterbilt brand in our areas of responsibility, just as we do for all of the other manufacturers that we represent. We deliver superior representation to our manufacturers by continuously investing substantial capital into our dealership locations, marketing and personnel. Senior members of the Company’s management team also communicate with Peterbilt management on a regular basis, which we believe allows us to identify any potentially problematic issues as early as possible so that we can begin working on solutions that are mutually agreeable. Although the Company is currently the largest Peterbilt dealer by both number of locations and revenues generated, we do not take our prior success for granted and continue to work at maintaining the successful relationship we have enjoyed with Peterbilt since 1967.

In addition to the proactive steps that management takes, the risks that the Dealer Agreements will not be renewed are also mitigated by dealer protection laws that exist in each of the states that our dealerships are located, which we discuss in the following sections of the Form 10-K: (i) Item 1, “Dealership Agreements”; (ii) Item 1A, under the Risk Factor titled “If state dealer laws are repealed or weakened, our dealerships will be more susceptible to termination, nonrenewal or renegotiation of their dealership agreements.”; and (iii) Item 1A, under the Risk Factor titled “Our dealership agreements are non-exclusive and have relatively short terms which could result in non-renewal or imposition of less favorable terms upon renewal.” We believe that these dealer protection laws would make it difficult for Peterbilt to terminate or refuse to renew the Dealer Agreements absent a material breach, because these laws generally require Peterbilt to show “good cause” for its decision to terminate or not renew. We believe that it would be difficult for Peterbilt to establish “good cause” given our efforts to operate our Peterbilt dealerships in compliance with the Dealer Agreements.

In future filings, the Company will include a statement with respect to our expectations regarding the renewal of the Dealer Agreements, as well as a summary of our efforts to mitigate the risk of nonrenewal.

* * * *

This concludes our responses to the Staff’s comments. As requested by the Staff’s letter of December 30, 2015, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
Division of Corporate Finance

January 11, 2016

If you have further questions, please do not hesitate to call me at (830) 302-5209, or you may send me an email at weaverd@rushenterprises.com.

Sincerely,

/s/ Derrek Weaver

Derrek Weaver

Senior Vice President, General Counsel and Corporate Secretary

cc:           W.M. “Rusty” Rush

President, Chief Executive Officer and Chairman of the Board

Rush Enterprises, Inc.

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